November 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	CNS Pharmaceuticals, Inc.
Registration	Statement on Form S-1
Registration	No. 333-232443

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CNS Pharmaceuticals, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on November 7, 2019, or as soon thereafter as possible on such date.

Very truly yours,

CNS Pharmaceuticals, Inc.

By: /s/ John Climaco
Name: John Climaco
Title: Chief Executive Officer